Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated November 19, 2012 relating to the financial statements of Washington Federal, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the presentation of a new statement of comprehensive income for each of the three years in the period ended September 30, 2012, due to the adoption of Accounting Standards Update 2011-05, Comprehensive Income (Topic 220) - Presentation of Comprehensive Income), and our report dated November 19, 2012 relating to the effectiveness of Washington Federal, Inc.'s internal control over financial reporting, incorporated by reference in the Annual Report on Form 10-K of Washington Federal, Inc. for the year ended September 30, 2012.

/s/ Deloitte & Touche LLP
Seattle, Washington
November 26, 2012